UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Alithya Group, Inc.

(Name of Issuer)

Class A subordinate voting shares, no par value

(Title of Class of Securities)

01643B106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01643B106	13G	Page 2 of 6 Pages

1.	Name of Reporting Persons Beneva Inc.[1]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Québec, Canada
Number of	5.	Sole Voting Power 9,983,276
Shares Beneficially Owned by	6.	Shared Voting Power 0
Each Reporting Person	7.	Sole Dispositive Power 9,983,276
With:	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,983,276
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.36%*
12.	Type of Reporting Person (See Instructions) FI

[1]	La Capitale Civil Service Insurer Inc. became Beneva Inc. following an amalgamation and name change, effective January 1, 2023.
*	The percentage calculation is based upon 87,889,081 outstanding Class A subordinate voting shares as of January 24, 2023.

CUSIP No. 01643B106	13G	Page 3 of 6 Pages

INTRODUCTORY NOTE:

This Statement on Schedule 13G (Amendment No. 1) reflects the amalgamation (the “Amalgamation”) of La Capitale Civil Service Insurer Inc. with SSQ, Life Insurance Company Inc. to become Beneva Inc., the whole effective as of January 1, 2023. Following the Amalgamation, all of the Class A subordinate voting shares, with no par value, directly held by La Capitale Civil Service Insurer Inc. became directly held by Beneva Inc.

Item 1

(a) Name of Issuer:

Alithya Group Inc.

(b) Address of Issuer’s Principal Executive Offices:

1100 Robert-Bourassa Boulevard, Suite 400

Montréal, Québec, Canada, H3B 3A5

Item 2

(a) Name of Person Filing:

Beneva Inc.

(b) Address of Principal Business Office or, if none, Residence:

625 Jacques-Parizeau Street

Québec City, Québec, Canada, G1R 2G5

(c) Citizenship:

Québec, Canada

(d) Title of Class of Securities:

Class A subordinate voting shares, no par value

(e) CUSIP Number:

01643B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

CUSIP No. 01643B106	13G	Page 4 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
9,983,276 shares

(b)	Percent of Class:
11.36% (See Footnote* Page 2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
9,983,276

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
9,983,276

(iv)	Shared power to dispose or to direct the disposition of
0

CUSIP No. 01643B106	13G	Page 5 of 6 Pages

Item 5.	Ownership of 5 Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

(a)       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)       By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a legal person governed by the Quebec Insurers Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 01643B106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1st, 2023

BENEVA INC.

By:	/s/ Pierre Marc Bellavance
Name: Pierre Marc Bellavance
Title: EVP Legal Affairs, Compliance and Corporate Secretary